First Silver Reserve Inc.
Suite 584 – 885 Dunsmuir Street
Vancouver, B.C.
V6C 1N5
(604)-602-9973
Fax: (604)-681-5910

SUPPL

November 17, 2004

Securities and Exchange
450 – 5th Street N.W.
Judiciary Plaza
Washington, D.C.
U.S.A. 20549

04046366

Attention: File Clerk
Office of International Corporate Finance

Dear Sirs:

Re: Filing Documents for First Silver Reserve Inc. – Exemption Number 82-3449
Section 12g3-2(b), Securities Exchange Act of 1934

Please find enclosed a copy of the following documents:

- Quarterly report for the third quarter ending September 30, 2004;
- News releases dated October 7 and November 15, 2004.

Would you please file the enclosures in your files.

First Silver Reserve Inc.

Per:

Len W. Brownlie, Director

Encl.

82-3441

News Release #2004 - 05

October 7, 2004

First Silver Reserve Inc.

Suite 584 – 885 Dunsmuir Street
Vancouver, B.C., Canada ,V6C 1N5
Telephone (604) 602-9973
FAX (604) 681-5910
Toll Free 1-888-377-6676
Website: firstsilver.com
E-mail: info@firstsilver.com

First Silver Reserve Inc. Purchases Silver

Vancouver, B.C.: First Silver Reserve Inc. ("TSE:FSR") today announced that the Company has invested a portion of its cash assets in silver. This silver was purchased in early September at prices substantially below the current spot price of silver. First Silver has purchased 100,000 ounces of silver (equivalent to approximately 5% of annual mine production). This silver is not available to be loaned.

This purchase followed the decision by the Company in early 2004 to investigate the acquisition of silver to capture upside in silver prices in addition to profits realized from silver production.

First Silver Reserve is a company focused on the production and exploration of precious metals in Mexico. First Silver owns and operates the San Martin Mine in Jalisco State, Mexico.

On behalf of the Board of Directors

"Len Brownlie"
Director

82-3449

News Release #2004 - 06

November 15, 2004

First Silver

Reserve Inc.

Suite 584 – 885 Dunsmuir Street
Vancouver, B.C., Canada ,V6C 1N5
Telephone (604) 602-9973
FAX (604) 681-5910
Toll Free 1-888-377-6676
Website: firstsilver.com
E-mail: info@firstsilver.com

First Silver Reserve Inc. Reports 2004 Nine Month Results

Vancouver, B.C.: First Silver Reserve Inc. ("TSE:FSR") today announced its third quarter 2004 financial results. All amounts are expressed in United States dollars.

In the nine month period ending September 30, 2004, First Silver produced 1,588,079 ounces of silver (2003 – 1,498,278 ounces) and 3,361ounces of gold (2003 – 2,215 ounces), from the Company's wholly owned San Martin Silver Mine, located in Jalisco State, Mexico. Silver production was 89,801 ounces (6.0%) higher and gold production was 1,146 ounces (51.7%) higher than in the first nine months of 2003. Total mill throughput was 198,559 tonnes, as compared to 178,582 tonnes in the first nine months of 2003. In the first nine months of 2004, the mill head grade was 277 g/tonne silver and the mill recovery rate was 89.8%, as compared to a head grade of 297 g/tonne silver and a recovery rate of 87.7% in the first nine months of 2003.

For the three months ending September 30, 2004, silver production was 510,557 ounces (2003 – 389,154 ounces) and gold production was 895 ounces (2003 – 604 ounces). Silver production was 121,403 ounces (31.2%) higher and gold production was 291 ounces (48.2%) higher than in the three months ending September 30, 2003. Readers should be aware that production was hampered by a severe rainy season and mill equipment breakdowns during the third quarter of 2003. Total mill throughput in the three months ending September 30, 2004 was 64,792 tonnes, as compared to 55,361 tonnes in the three months ending September 30, 2003. In the third quarter of 2004, the mill head grade was 271 g/tonne silver and the mill recovery rate was 90.3%, as compared to a head grade of 254 g/tonne silver and a recovery rate of 86.1% in the third quarter of 2003.

In the nine months ending September 30, 2004, revenue was $11.15 million as compared to $7.79 million in the first 9 months of 2003. Revenue for the three month period ending September 30, 2004 was $3.42 million as compared to $2.09 million in the same period in 2003. The Company recorded a profit of $2.43 million or $0.06 per share for the nine month period, as compared with a loss of $0.81 million or $0.02 per share for same period in 2003. Net earnings for the third quarter of 2004 were $0.50 million or $0.01 per share as compared to a loss of $0.53 million or $0.03 per share in the third quarter of 2003. The increase in net earnings is attributable to a combination of an increase in both gold and silver production and prices during the period. In the first nine months of 2004, the average London pm price for silver was $6.50 per ounce, as compared to $4.75 per ounce in 2003.

Cost of sales were $7.15 million for the nine month period, as compared to $6.97million for the year earlier period. General and administrative expenses were $0.79 million for the period as compared to $0.80 million in the first nine months of 2003. Depreciation was $0.64 million for the period, as compared to $0.74 million in the year earlier period. Cash costs, net of gold credits, were $4.43 per ounce of silver in the nine months ending September 30, 2004, as compared to $4.66 per ounce of silver in the year earlier period. Total costs, net of gold credits, were $4.78 per ounce of silver in the nine months ending September 30, 2004, as compared to $5.11 per ounce of silver in the year earlier period. Cash costs, net of gold credits, were $4.61 per ounce of silver in the three months ending September 30, 2004, as compared to $5.31 per ounce of silver in the year earlier period. Total costs, net of gold credits, were $4.97 per ounce of silver in the three months ending September 30, 2004, as compared to $6.00 per ounce of silver in the year earlier period. Costs in 2003 were increased due to mill equipment breakdowns.

Liquidity and Capital Resources

At September 30, 2004 the Company had working capital of $1.9 million (comprised of cash of $1.0 million and accounts receivable, marketable securities, inventory and prepaid expenses of $2.5 million, less current liabilities of $1.6 million) as

compared to a working capital deficiency of $0.3 million at December 31, 2003 (comprised of cash of $0.4 million and accounts receivable, inventory and prepaid expenses of $1.4 million, less current liabilities of $2.1 million). This increase in working capital was a result of increased cash flows from operations. During the quarter, the Company utilized some of its cash to purchase 100,000 ounces of silver. This silver was purchased for investment purposes. Adding to cash flow was the exercise of stock options. During the nine months ending September 30, 2004 the Company issued 205,000 shares from treasury on the exercise of Director stock options for net proceeds of $84,756. Currently, the Company has an issued capital of 38,161,921 common shares and has 630,000 share purchase options outstanding. The Company does not have any long–term contractual obligations.

RESOURCE DEVELOPMENT AND EXPLORATION

Underground Exploration

Mine staff are currently evaluating several areas of the mine where additional development work will increase mineral reserves.

To improve mine safety, access and ventilation, the Company began work on a new haulage adit in 2001. The Rosario mine haulage adit is sized for production, 4 m wide and 3.5 m high, and is being driven alongside the Rosario-Condesa Fault, allowing systematic drill hole sampling of this fault zone. Including double width sections, the new tunnel will have a total length of 1,480 m, of which approximately 1,400 m have been developed. When completed, the adit will reduce mine haulage by some 1,200 m. Little progress was made on this adit in 2003 due to limited funding. The Company has been working on this adit during 2004 and has less than 80 m remaining to complete it.

Minesite Exploration

At December 31, 2003, First Silver controlled 7,241 hectares (17,892 acres) of mineral rights surrounding the mine. First Silver also owns about 1,300 hectares (3,212 acres) of surface land surrounding the mine and another 104 hectares (257 acres) of land at the mill site.

On the San Martin minesite property, the Zuloaga vein, currently in production, is only one of several parallel and intersecting mineralized veins within the claim area. The mine property contains 15 known mineralized fault systems that offer the potential for expansion and development. In early 2004, a combination of geophysical surveys and geological prospecting led to the identification of two previously unknown vein structures, the Leones and Huichola veins, which run parallel to the Zuolaga vein. The Leones vein is located about 300 m north of the present mine while the Huichola vein is located about 800 m south of the mine. Based on anomalous surface samples, two holes were drilled into each of the Leones and Huichola veins. Unfortunately, ore grade material was not intersected in either vein at depth and no further work is planned on these structures at this time.

Other Exploration and Development Projects

The Company currently holds 8 precious metals exploration properties. These eight properties cover 625 hectares (1,544 acres) and are located in Jalisco State, Mexico. The properties all have a small mine production history and have been placed in inventory until mine geological staff have an opportunity to develop exploration plans.

A complete set of financial statements along with Management's Discussion and Analysis of Financial Condition and the Results of Operations for the nine months ended September 30, 2004 will be posted to the Company's web-site www.firstsilver.com and www.sedar.com .

First Silver Reserve is a company focused on the production and exploration of precious metals in Mexico. First Silver owns and operates the San Martin Mine in Jalisco State, Mexico.

On behalf of the Board of Directors

"Len Brownlie"
Director

First Silver

Reserve Inc.

Third Quarter Report 2004

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Hector Davila Santos, Chief Executive Officer of First Silver Reserve Inc., certify that:

1. I have reviewed the interim filings (*as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings*) of First Silver Reserve Inc. for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of First Silver Reserve Inc., as of the date and for the periods presented in the interim filings.

Date: November 8, 2004

"Hector Davila Santos"
Chief Executive Officer

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Rodney A. Shier, Chief Financial Officer of First Silver Reserve Inc., certify that:

4. I have reviewed the interim filings (*as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings*) of First Silver Reserve Inc. for the interim period ending September 30, 2004;

5. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

6. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of First Silver Reserve Inc., as of the date and for the periods presented in the interim filings.

Date: November 8, 2004

"Rodney A. Shier"
Chief Financial Officer

MANAGEMENT'S DISCUSSION & ANALYSIS ("MD&A") OF FINANCIAL CONDITION & THE RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED September 30, 2004 (Form 51-102F1)

November 8, 2004

Introduction

This MD&A focuses on significant factors that affected First Silver Reserve Inc. and its subsidiary ("First Silver" or the "Company") performance and such factors that may affect its future performance. In order to better understand the MD&A, it should be read in conjunction with the unaudited consolidated financial statements for the nine months ended September 30, 2004 and the Company's 2003 audited consolidated financial statements and the related notes contained therein. The Company's reporting currency is the United States dollar while the measurement currency is the Mexican peso (PS$). All amounts in this discussion and in the consolidated financial statements are expressed in United States dollars, unless identified otherwise. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The Company's significant accounting policies are set out in Note 2 of the audited consolidated financial statements for the year ended December 31, 2003. Additional information on the Company is available in the Company's Annual Information Form, which can be found at www.sedar.com or www.firstsilver.com.

Overall Performance

In the nine month period ending September 30, 2004, First Silver produced 1,588,079 ounces of silver (2003 – 1,498,278 ounces) and 3,361ounces of gold (2003 – 2,215 ounces), from the Company's wholly owned San Martin Silver Mine, located in Jalisco State, Mexico. Silver production was 89,801 ounces (6.0%) higher and gold production was 1,146 ounces (51.7%) higher than in the first nine months of 2003. Total mill throughput was 198,559 tonnes, as compared to 178,582 tonnes in the first nine months of 2003. In the first nine months of 2004, the mill head grade was 277 g/tonne silver and the mill recovery rate was 89.8%, as compared to a head grade of 297 g/tonne silver and a recovery rate of 87.7% in the first nine months of 2003.

For the three months ending September 30, 2004, silver production was 510,557 ounces (2003 – 389,154 ounces) and gold production was 895 ounces (2003 – 604 ounces). Silver production was 121,403 ounces (31.2%) higher and gold production was 291 ounces (48.2%) higher than in the three months ending September 30, 2003. Readers should be aware that production was hampered by a severe rainy season and mill equipment breakdowns during the third quarter of 2003.Total mill throughput in the three months ending September 30, 2004 was 64,792 tonnes, as compared to 55,361 tonnes in the three months ending September 30, 2003. In the third quarter of 2004, the mill head grade was 271 g/tonne silver and the mill recovery rate was 90.3%, as compared to a head grade of 254 g/tonne silver and a recovery rate of 86.1% in the third quarter of 2003.

In the nine months ending September 30, 2004, revenue was $11.15 million as compared to $7.79 million in the first 9 months of 2003. Revenue for the three month period ending September 30, 2004 was $3.42 million as compared to $2.09 million in the same period in 2003. The Company recorded a profit of $2.43 million or $0.06 per share for the nine month period, as compared with a loss of $0.81 million or $0.02 per share for same period in 2003. Net earnings for the third quarter of 2004 were $0.50 million or $0.01 per share as compared to a loss of $0.53 million or $0.03 per share in the third quarter of 2003. The increase in net earnings is attributable to a combination of an increase in both gold and silver production and prices during the period. In the first nine months of 2004, the average London pm price for silver was $6.50 per ounce, as compared to $4.75 per ounce in 2003.

Cost of sales were $7.15 million for the nine month period, as compared to $6.97million for the year earlier period. General and administrative expenses were $0.79 million for the period as compared to $0.80 million in the first nine months of 2003. Depreciation was $0.64 million for the period, as compared to $0.74 million in the year earlier period. Cash costs, net of gold credits, were $4.43 per ounce of silver in the nine months ending September 30, 2004, as compared to $4.66 per ounce of silver in the year earlier period. Total costs, net of gold credits, were $4.78 per ounce of silver in the nine months ending September 30, 2004, as compared to $5.11 per ounce of silver in the year earlier period. Cash costs, net of gold credits, were $4.61 per ounce of silver in the three months ending September 30, 2004, as compared to $5.31 per ounce of silver in the year earlier period. Total costs, net of gold credits, were $4.97 per ounce of silver in the three months ending September 30, 2004, as compared to $6.00 per ounce of silver in the year earlier period. Costs in 2003 were increased due to mill equipment breakdowns.

Liquidity and Capital Resources

At September 30, 2004 the Company had working capital of $1.9 million (comprised of cash of $1.0 million and accounts receivable, marketable securities, inventory and prepaid expenses of $2.5 million, less current liabilities of $1.6 million) as compared to a working capital deficiency of $0.3 million at December 31, 2003 (comprised of cash of $0.4 million and accounts receivable, inventory and prepaid expenses of $1.4 million, less current liabilities of $2.1 million). This increase in working capital was a result of increased cash flows from operations. During the quarter, the Company utilized some of its cash to purchase 100,000 ounces of silver. This silver was purchased for investment purposes. Adding to cash flow was the exercise of stock options. During the nine months ending September 30, 2004 the Company issued 205,000 shares from treasury on the exercise of Director stock options for net proceeds of $84,756. Currently, the Company has an issued capital of 38,161,921 common shares and has 630,000 share purchase options outstanding. The Company does not have any long-term contractual obligations.

Risks and Uncertainties

The Company's success depends on a number of factors. Typical risk factors include metal price fluctuations and operating hazards encountered in the mining business. The following table sets out the daily high, low and average London Bullion Dealers price for silver for the past three years and the first nine months of 2004:

	Jan. 01 – September 30 2004	2003	2002	2001
High	$8.29	$5.97	$5.10	$4.80
Average	$6.50	$4.88	$4.60	$4.40
Low	$5.50	$4.37	$4.24	$4.10
Range	$2.79	$1.60	$0.86	$0.70

Competition for silver resource properties, producing mines or interests in producing companies may limit opportunities to acquire reasonably priced assets. Future government, legal or regulatory changes could affect any aspect of the Company's business including, among other things, the title to properties, environmental permitting and costs, labour relations, taxation, currency convertibility, the repatriation of profits or capital or the ability to import required equipment or materials. Many of these factors are beyond the Company's control; however, risks and uncertainties are managed, in part, by experienced managers and by cost control initiatives.

Summary of Quarterly Results

Quarter Ending	Total Revenue	Net Income (loss)	Net Income (loss) per share*
September 30, 2004	3,421,763	497,240	0.01
June 30, 2004	3,500,938	482,329	0.01
March 31, 2004	4,229,684	1,452,214	0.04
Dec. 31. 2003	3,379,732	(288,518)	(0.01)
Sept. 30, 2003	2,090,953	(540,013)	(0.01)
June 30, 2003	2,817,159	(262,239)	(0.01)
March 31, 2003	2,884,886	(1,159)	(0.00)
Dec. 31, 2002	1,930,548	(81,580)	(0.01)
Sept. 30, 2002	3,217,859	(44,212)	0.00

*Quarterly per share amounts have been adjusted to reflect the weighted average common shares of the Company outstanding for the full year.

Note that second and third quarter 2004 profitability were affected by slightly lower silver prices, which averaged US$6.25 and US$6.50 per ounce, respectively, as compared to US$6.68 in the first quarter of 2004.

Changes in Accounting Policies

Readers are directed to Note 2 of the 2003 Audited Financial Statements for a discussion of the Company's adoption of CICA EIC-130 Translation Method on reporting and measurement currencies. This change did not result in any adjustment to the Company's opening deficit balance however the change in translation method resulted in a cumulative translation adjustment (CTA) balance of $27,691 in shareholders equity at December 31, 2003. This balance has increased to $147,546 as at September 30, 2004. In the year beginning January 1, 2004, the Company has had to comply with the following new or amended accounting policies:

Accounting Policy Reference	Pronouncement
CICA 3870 – Stock-Based Compensation	Expense to be recognized for all forms of stock-based compensation
CICA 3110 – Asset Retirement Obligations	Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The liability is accreted over time through periodic charges to earnings and the asset retirement cost is capitalized as part of the asset's carrying value and amortized over the asset's useful life.
CICA – EIC 141 – Revenue Recognition	This new guidance aligns Canadian and US GAAP with reference to the term "Revenue"
CICA - GAAP	This Handbook section eliminates industry practice as an acceptable source of accounting guidance

The application of these policies to the Company's third quarter financial statements did not result in a material adjustment.

Outlook for 2004

The Company's outlook for 2004, as at November 8, 2004, remains consistent with the Company's

outlook provided in the MD&A accompanying the Company's December 31, 2003 audited financial statements.

RESOURCE DEVELOPMENT AND EXPLORATION

Underground Exploration

Mine staff are currently evaluating several areas of the mine where additional development work will increase mineral reserves.

To improve mine safety, access and ventilation, the Company began work on a new haulage adit in 2001. The Rosario mine haulage adit is sized for production, 4 m wide and 3.5 m high, and is being driven alongside the Rosario-Condesa Fault, allowing systematic drill hole sampling of this fault zone. Including double width sections, the new tunnel will have a total length of 1,480 m, of which approximately 1,400 m have been developed. When completed, the adit will reduce mine haulage by some 1,200 m. Little progress was made on this adit in 2003 due to limited funding. The Company has been working on this adit during 2004 and has less than 80 m remaining to complete it.

Minesite Exploration

At December 31, 2003, First Silver controlled 7,241 hectares (17,892 acres) of mineral rights surrounding the mine. First Silver also owns about 1,300 hectares (3,212 acres) of surface land surrounding the mine and another 104 hectares (257 acres) of land at the mill site.

On the San Martin minesite property, the Zuloaga vein, currently in production, is only one of several parallel and intersecting mineralized veins within the claim area. The mine property contains 15 known mineralized fault systems that offer the potential for expansion and development. In early 2004, a combination of geophysical surveys and geological prospecting led to the identification of two previously unknown vein structures, the Leones and Huichola veins, which run parallel to the Zuolaga vein. The Leones vein is located about 300 m north of the present mine while the Huichola vein is located about 800 m south of the mine. Based on anomalous surface samples, two holes were drilled into each of the Leones and Huichola veins. Unfortunately, ore grade material was not intersected in either vein at depth and no further work is planned on these structures at this time.

Other Exploration and Development Projects

The Company currently holds 8 precious metals exploration properties. These eight properties cover 625 hectares (1,544 acres) and are located in Jalisco State, Mexico. The properties all have a small mine production history and have been placed in inventory until mine geological staff have an opportunity to develop exploration plans.

First Silver Reserve Inc.

Consolidated Financial Statements
September 30, 2004
(expressed in U.S. dollars)

Notice to Reader: As required by National Instrument 51-102 (4.3)(3), readers are advised that an auditor has not performed a review of these interim financial statements.

First Silver Reserve Inc.
Consolidated Balance Sheets

(expressed in U.S. dollars)

	September 30, 2004 $	December 31, 2003 $
Assets		
Current assets		
Cash and cash equivalents	1,016,307	418,709
Accounts receivable	922,601	667,841
Marketable Securities	650,000	-
Inventories	823,632	622,456
Prepaid expenses	180,990	134,379
	3,593,530	1,843,385
Resource assets	3,939,790	3,693,264
	7,533,320	5,536,649
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	946,068	1,353,002
Other taxes payable	676,368	778,665
	1,622,436	2,131,667
Future income taxes	800,161	649,346
Other long-term liabilities	2,447,067	2,488,664
	4,869,664	5,269,677
Shareholders' Equity		
Share Capital	1,402,472	1,317,716
Cummulative Translation Gain (Loss)	(147,546)	(27,691)
Retained earnings	1,408,730	(1,023,053)
	2,663,656	266,972
	7,533,320	5,536,649

Nature of operations and going concern (note 1)

Approved by the Board of Directors

"Hector Davila Santos" Director "Len Brownlie" Director

The accompanying notes are an integral part of these consolidated financial statements.

First Silver Reserve Inc.

Consolidated Statements of Earnings and Retained Earnings

For the nine months ended September 30, 2004 and 2003

(expressed in U.S. dollars)

	For The Three Months Ended September 30, 2004 $	For The Three Months Ended September 30, 2003 $	For The Nine Months Ended September 30, 2004 $	For The Nine Months Ended September 30, 2003 $
Revenue				
Sales	3,421,763	2,088,658	11,152,385	7,785,598
	3,421,763	2,088,658	11,152,385	7,785,598
Cost and expenses				
Cost of sales	2,417,287	2,047,981	7,152,657	6,961,407
General and administrative	226,144	245,548	792,587	801,927
Employee profit sharing	-	-	-	-
Depreciation and depletion	208,343	296,621	640,528	739,948
Other income	(9,536)	(2,295)	(9,273)	(7,400)
Foreign exchange (gain) loss	4,701	40,816	3,827	81,614
	2,846,939	2,628,671	8,580,326	8,577,496
(Loss) earnings before income taxes	574,824	(540,013)	2,572,059	(791,898)
Provision for (recovery of) income taxes				
Current	-	-	-	-
Future	77,584	(10,651)	140,276	16,164
	77,584	(10,651)	140,276	16,164
Net (Loss) earnings for the period	497,240	(529,362)	2,431,783	(808,062)
Retained earnings - Beginning of period	911,490	209,824	(1,023,053)	68,876
Retained earnings - End of period	1,408,730	(739,186)	1,408,730	(739,186)
Earnings (loss) per share	$0.01	($0.03)	$0.06	($0.02)

The accompanying notes are an integral part of these consolidated financial statements.

First Silver Reserve Inc.

Consolidated Statements of Cash Flows

For the nine months ended September 30, 2004 and 2003

(expressed in U.S. dollars)

	For The Three Months Ended September 30, 2004 $	For The Three Months Ended September 30, 2003 $	For The Nine Months Ended September 30, 2004 $	For The Nine Months Ended September 30, 2003 $
Cash flows from operating activities				
Net earnings (loss) for the year	497,240	(529,362)	2,431,783	(808,062)
Items not affecting cash				
Depreciation and depletion	208,343	296,621	640,528	739,948
Cumulative translation gain	64,125	39,968	(119,855)	31,993
Future income taxes	75,320	1,910	150,815	27,244
	845,028	(190,863)	3,103,271	(8,877)
Changes in non-cash working capital items	91,786	387,412	(1,011,778)	330,795
	936,814	196,549	2,091,493	321,918
Cash flows from financing activities				
Issue of share capital	14,744	56,187	84,756	69,185
Increase (Reduction) in long term debt	22,701	(139,081)	(41,597)	(122,684)
	37,445	(82,894)	43,159	(53,499)
Cash flows from investing activities				
Investment in marketable securities	(650,000)	-	(650,000)	-
Resource asset expenditures	(506,487)	(55,703)	(887,054)	(360,097)
	(1,156,487)	(55,703)	(1,537,054)	(360,097)
(Decrease) Increase in cash and short-term equivalents	(182,228)	57,952	597,598	(91,678)
Cash and cash equivalents - Beginning of period	1,198,535	347,647	418,709	497,277
Cash and cash equivalents - End of period	1,016,307	405,599	1,016,307	405,599

The accompanying notes are an integral part of these consolidated financial statements.

First Silver Reserve Inc.

Notes To Consolidated Statements

For the nine months ended September 30, 2004

1 Basis of presentation

These interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information. Accordingly, they do not include all of the information and disclosures required by Canadian GAAP in the preparation of our annual consolidated financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with GAAP have been condensed or omitted. Except as disclosed in note 2, the accounting policies used in preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in our annual consolidated financial statements and the notes thereto for the two years ended December 31, 2003.

These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report.

2 Accounting Changes

Foreign Currency Translation

On January 1, 2003 the Company changed its accounting policy for the translation of foreign currency as required by the Canadian Institute of Chartered Accountants Handbook section 1650. Under this new standard assets and liabilities are translated at the current rate, while income statement items are translated at the average rate for the period. Income Statement prior year comparative numbers have been restated at the average rate to ensure an accurate and fair presentation.

3 Capital stock

Authorized

100,000,000 common shares without par value

Issued and outstanding

	Number of shares	$
Balance – December 31, 2003	37,956,921	$1,317,716
Issued upon exercise of share purchase options	205,000	$84,756
Balance – September 30, 2004	38,161,921	$1,402,472

Stock options outstanding

The following table summarizes information about the options at September 30, 2004 and the changes for the nine months then ended:

	2004		2003	
	Number of shares	Weighted average exercise price Cdn. $	Number of shares	Weighted average exercise price Cdn. $
Options outstanding – Beginning of period	710,000	$0.68	745,000	$0.57
- Exercised during period	205,000	$0.65	120,000	$0.73
- Issued during period	125,000	$1.64	250,000	$1.03
Options outstanding - End of period	630,000	$0.87	825,000	$0.66

CORPORATE INFORMATION

CORPORATE ADDRESS
Suite 584 – 885 Dunsmuir Street
Vancouver, B.C.
V6C 1N5
Phone: (604) 602-9973
Toll-free: (888) 377-6676
Fax: (604) 681-5910
Email: info@firstsilver.com
Internet: www.firstsilver.com

Minera El Pilon S. A. de C. V.
Valparaiso No. 2367
Col. Providencia
Guadalajara, Jalisco
C.P. 44610 Mexico
Phone: 011-52-333-817-3442
Fax: 011-52-333-817-3314

DIRECTORS AND OFFICERS
Hector Davila Santos
Director, President, CEO
Guadalajara, Mexico

Jim O'Rourke, P.Eng.
Director
Vancouver, B.C.

Victor Garcia Jimenez
Director
Mexico City, Mexico

Len W. Brownlie, Ph.D
Director and Corporate Secretary
Vancouver, B.C.

Robert Young, P.Eng.
Director
Vancouver, B.C.

Rodney A. Shier, C.A.
Vice-President Finance and CFO
Vancouver, B.C.

LISTED
Toronto Stock Exchange
Symbol: FSR
CUSIP#: 33642A102
SEC 12g3-2(b) exemption #82-3449

TRANSFER AGENT
Computershare Trust
510 Burrard Street
Vancouver, B.C.
V6C 3B9

SOLICITORS
Farris, Vaughan, Wills & Murphy
2600 - 700 West Georgia Street
Vancouver, B.C.
V7Y 1B3

Garcia Jimenez & Associados
San Francisco 656
Col. De Valle
Deleg. Benito Juarez
Mexico City, D.F.
03100 Mexico

AUDITORS
PricewaterhouseCoopersLLP
250 Howe Street
Vancouver, B.C.
V6C 3S7

PricewaterhouseCoopers
Av. Prolongacion Americas 1592 4to.
Piso
Col. Country Club
44620 Guadalajara, Jal.
Mexico